SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 10, 2018
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

Result of Acquisition of Treasury Shares

1. Relating Report Submission Date : August 2, 2018 (Title : Decision to Acquire Treasury Shares)

2. Period of acquisition : From August 8, 2018 to September 6, 2018

3. Result of acquisition

Types of shares	Numbers		Acquisition price per share*	Total amount of acquisition *
	Ordered	Acquired
Common shares	847,620	847,620	KR~~W~~28,784	KR~~W~~24,397,910,550

*	Acquisition price per share and Total amount of acquisition don’t contain a commission fee.

4. Matching the result of acquisition against the information on acquisition reporting

(Unit : Share)
Numbers of shares to be acquired		Numbers of shares acquired		Match or not
Common shares	Other shares	Common shares	Other shares
847,620		847,620		Matching

5. Treasury Shares after the Acquisition

(Unit : million KRW, Share, %)
Types of shares	Treasury Shares Under the Regulation of of Act 3 of Article 165			Treasury Shares Under the Trust contract of Act 3 of Article 165			Total
	Numbers	%	Amount	Numbers	%	Amount	Numbers	%	Amount
Common shares	16,859,181	6.46	878,898	—	—	—	16,859,181	6.46	878,898